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WeHa Brewing & Roasting

Brewery, Coffee Roasting, Cafe

141 Shield Street
West Hartford, CT 06110
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WeHa Brewing & Roasting previously received $112,100 of investment through Mainvest.
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Data Room
Updates 21
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $5,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
WeHa Brewing & Roasting is seeking investment to put the finishing touches on their brewery and roastery.
First LocationLease SecuredRenovating LocationGenerating RevenueOperating Pop-ups
OUR MISSION

WeHa Brewing and Roasting is a small-batch coffee roaster and craft brewery that produces fresh, artisanal quality beer and coffee. Our products are available through both our physical location in West Hartford, CT, and online via single purchase or subscription delivery.

PHOTOS: @_T.C.PHOTOS
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THE TEAM
Cody W McCormack
Founder

Cody brings his years of experience as a Certified Public Accountant ("CPA") to WeHa Brewing & Roasting, where he will be managing the financials of the business and overall operations of the business. In addition to his industry experience, Cody has taken extensive coursework in business management while completing his undergraduate and graduate degrees at one of the top business schools in the country. Cody's accounting and business management experience will ensure WeHa has appropriate financial controls in place and accurate and complete financial reports.

Cody also brings his passion for coffee and experience as a coffee roaster to WeHa. He has been formally educated in coffee roasting and café management with multiple in-person and online classes under his belt. Cody has also been operating and roasting coffee for WeHa Roasting since its launch in January 2020.

INTENDED USE OF FUNDS

The funds raised will add outdoor seating at our cafe and taproom with a 2,000 square foot patio. The funds will be used to buy furniture and fixtures, and buildout for the outside space. A perfect space to enjoy the opening of Test Kitchen by Highbrow! Photos: @_t.c.photos

More space to spread out, grab a seat outside and enjoy a beer, coffee, or sticky ribs
Space for live music from local artists like The Snap Bracelets, and Sage King
Social events like Sip n' Sweat Yoga @WeHa

Overview

WeHa Brewing & Roasting Company is a small-batch coffee roaster and craft brewery that produces fresh, artisanal quality beer and coffee. Our products are available through both our physical location in West Hartford, CT, and online via single purchase or subscription delivery. WeHa B&R Co. is located in a ~6,000 sq. ft facility with a 1,500 square foot dedicated taproom/café, and 500 sq. ft private event space. WeHa will also offer a rotating menu of hand food and small plates that will be made in-house.

We push the boundaries of traditional brewing, infusing coffee into our beer recipes in unique and distinctive collaborations between the coffee and beer. Our cafe and taproom is a comfortable, inclusive space for people to gather any time of the day, and focuses on being a present and positive influence within our community.

Our Mission

To be a force for good, providing an inclusive, communal gathering place for the people of Connecticut to connect, sip, and share.

Who are we?

Our Founder, Cody, has extensive experience in the coffee and brewing industries as well as the business acumen to ensure WeHa is a success.

Cody, founder and head roaster, has over eight years experience as a Certified Public Accountant and has taken extensive coursework in accounting/finance and business management. Cody has a strong passion for coffee and has been formally educated in coffee roasting and café management. Cody also successfully launched and is currently operating WeHa Roasting Company, which was launched in January of this year.

Q&A with Founder Cody McCormack

What will the funds be used for?

The funds raised will add outdoor seating at our cafe and taproom with a 2,000 square foot patio. Funds will be used to buildout the patio, stage for live music, and furniture and fixtures for the outside space.

What breweries inspired you?

I would say Trillium is the one brewery that got me into craft beer and drew inspiration from. I mean this small little brewery, 500 square feet bar area, no real taproom that people would pick up growlers at and take home with them. They grew from one little bar area to 3 locations in the Boston area. Also, Lamplighter in Cambridge, MA. This is really where the idea sprung from and saw the marriage of coffee and beer play so well together. A café inside of a brewery taproom where people where hanging out working on laptops drinking espresso while people were also drinking beer in the same shared space. It played really well together and I was inspired when seeing this for the first time.

What differentiates you from the competition?

The biggest thing that will differentiate us is the combination of the coffee and the beer. We will be roasting coffee in-house while also making beer in-house so sky's the limit and we can really be creative and create roast profiles for specific beers. I'm really excited about the collaboration of coffee and beer and tailoring the coffee to specific styles of beer.

What is one of your goals for the business?

To make specialty coffee more approachable. I'll admit at the beginning when I was getting in to specialty coffee, I was very intimidated by the jargon and methods. The extraction methods, processing methods, grind sizes, single origins vs. blends. It can be overwhelming and intimidating at first. Its really been my goal from the onset with the coffee side of things is to make it approachable and educate consumers. We plan to do educational events and classes at the roastery, where you can come roast with me, learn how to do a pour over, and learn the different intricacies of specialty coffee.

What are you most excited for with opening the brewery/cafe?

Just really getting people in the café/taproom and having our customers try our coffee and beer and seeing their face when they see how great it is. Interacting with our customers and getting feedback from them, seeing what they like and don't like. We really look forward to those face to face interactions with our customers and seeing them enjoying our products. Also, the actual production side of it and coming up with creative collaborations with beer and coffee and seeing all the different and unique beers we come up with.

INTERVIEW WITH CODY - CO-FOUNDER AND HEAD ROASTER!
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JANUARY 2020
Incorporated

The roasting side of WeHa Brewing & Roasting Company launches out of Cody's home and our small-batch freshly roasted coffee is sold online and through various markets throughout the state of Connecticut

OCTOBER 2020
Capital Raise

WeHa Brewing and Roasting surpasses it's goals and the company raises $88k in its first Mainvest campaign. The funds raised were used to buy brewing equipment and fund the buildout of its taproom and cafe in West Hartford.

SEPTEMBER 2021
Capital Raise

WeHa Brewing and Roasting surpasses it's goals and the company raises about $25k in its second Mainvest campaign. This campaign was a rewards focused campaign offering incentives from everything to t-shirts to free coffee for life. The funds raised were used to upgrade the cafe and taproom including adding additional draft lines, TV's and kitchen equipment.

OCTOBER 2021
Opened

WeHa opens it's cafe and taproom to the public with a widely attended grand opening that had over 600 guests.

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Updates
Investor Exclusive
OCTOBER 28TH, 2021
Can Release

Hi everyone, as a thank you for supporting us, I wanted you to have the first opportunity to purchase our beer, MO & LO, in cans today. This is a limited run and won't be available to the general public until tomorrow. Can sales start at 3 PM today when our taproom opens.

Cheers,

Cody

Investor Exclusive
OCTOBER 5TH, 2021
WeHa

Hi again, we got a few recurring questions about the opening so wanted to share with everyone.

Can I bring a plus one to the investors only opening on Thursday? Yes, you can bring one guest.

When will the coffee shop open? Coffee shop will be opening at 7am on Thursday, 10/7, and will stay open throughout the weekend starting everyday at 7am.

Hope to see you there.

Cheers!

Cody

Investor Exclusive
OCTOBER 4TH, 2021
WeHa Opening

Hi Everyone!

I'm happy to announce that we have passed all our inspections and will be opening to the general public this weekend. This was a long journey of over 3 years and I'm excited for all of you to finally see the space.

As our way of saying thank you for your support, we would like to invite you all to come by on Thursday, 10/7. We will be having a investors only opening from 5pm to 8pm. If you can't make it on Thursday, we will be having our grand opening starting at 7am for coffee and 11 am for beer on Saturday, 10/9.

We will also be assigning you mugs and growlers for the mug and growler clubs that night. If you can't make it, you can shoot me an email at wehabrewingco@gmail.com and I will get you set up with your mug/growler at a different date.

Thank you again and can't wait to finally have you in for a coffee and beer!

Cody

Investor Exclusive
JULY 7TH, 2021
Build out update

Hi everyone!

I wanted to give you all an update on the build out and share some pictures of the progress that's been made in the last couple weeks. We finally received permits from the town and are full steam ahead on the build out.

We have all the flooring done and our brewhouse is being hooked up next week. Once we receive our fermentation tanks and pass inspections (hopefully the last week in July) we will be able to start making beer. That would put us on track for a mid-August soft opening but will send out an update when we have a set date.

Thank you all again for your support and can't wait to share a coffee and beer with you all in person.

Cheers!

Cody

Investor Exclusive
JUNE 9TH, 2021
Thank You

I wanted to thank everyone who contributed to our second campaign. This extra cushion will be extremely important for us as we anticipate supply chain bottlenecks and material cost spikes due to COVID. Will and I are so grateful for your support and we can't thank you enough for believing in us and joining us on this journey to building WeHa.

I will be sending out updates quarterly to all investors, but wanted to give you a quick update on what's happened in the last few weeks. We're about 90% of the way complete with our demolition and received the majority of our equipment. Now the bad news, we have yet to receive the rest of our building permits from the town of West Hartford so we can't do anymore work until those are issued. We're trying to be patient and work with the town but its definitely going to delay our opening until early/mid August due to the long wait time for permit application review and all the back and forth with the town on the permit application.

If you haven't seen it yet, check out this timelapse video we put together of the demo: https://vimeo.com/558137512/c4bdf631cf

Cheers!

Cody

MAY 16TH, 2021
Progress

Good evening,

I wanted to give you all a quick update on the progress that's been made in the last week or so. We finished all the demo in the brewing area in less than a week and received our brewing equipment from our friends at Alvarium on Friday (see progress pics below). It was both a humbling and exciting day for Will and I. It wouldn't have been possible without the support of you all so thank you!

So what's next? We're waiting on the rest of our permits to be issued by the town of West Hartford so unfortunately we're at the mercy of the town for when we can finish our build out and open our doors. We're estimating the rest of the build out will take about 8 weeks after we receive permits from the town so likely a late July/early August opening.

I will keep you posted as we get closer to opening. Can't wait to have you all in for a coffee and beer!

Cheers!

Cody

APRIL 13TH, 2021
Beer!

Thank you to everyone that has contributed thus far! We already are over 50% of the way to our goal!

We do have some exciting news to share, our first collaboration beer will be released this weekend at Skyline in Westfield, MA (https://skylinebeerco.com/). We brewed a California Common with our friends up at Skyline and we can't wait for everyone to try it. It's a unique beer that was made popular by Anchor and not many breweries make this style of beer these days. Send me an email (wehabrewingco@gmail.com) if you would like to try the beer and are local so I can deliver to you.

Cheers!

Cody

APRIL 1ST, 2021
Second Mainvest Launch

Hi everyone!

We launched our second campaign on Mainvest today. This one is a rewards-focused campaign but also has the added benefit of the RSN. I've included the reward levels below:

$200 - WeHa Swag Pack (Beer Glass, Coffee Mug, T-Shirt, Stickers)

$300 - Mug Club OR Coffee Club (Discounts on draft pours, coffee and much more!)

$400 - Growler Club (Discount on growlers of cold brew and/or beer!)

$800 - All the clubs (Mug, Coffee Club, and Growler Club)

$1,000 - Free coffee for a year (unlimited coffee at our cafe for one year)

$1,500 - Brewer OR Coffee Roaster for the day (come brew or roast with us for the day!)

$3,000 - Free coffee for life (average American spends $1,100 a year on coffee, why not prepay your coffee consumption for the rest of your life!?)

Feel free to reach out to me with any questions.

Cheers!

Cody

Investor Exclusive
MARCH 11TH, 2021
Location/Opening Update

I wanted to give you all a quick update on our location and anticipated opening date. If you haven't already seen the news, we officially have a lease for a building on Shield Street in the Elmwood neighborhood of West Hartford. You can read all about it in this week's business buzz on we-ha.com or the blog on our website. We're shooting for an late June/early July opening barring any setbacks with the demo and building permitting.

We will be releasing our first commercially brewed beer early next month at Skyline Beer Company. We will posting all the details of the release on our social media pages (@wehabrewingco and @weharoastingco).

Lastly, we are going to be having a second rewards based crowdfund that will launch in April. Everything from swag to beer and coffee mug club memberships to naming a beer. Be on the lookout for that next month.

Thank you all for your continued support. Can't wait to have you all in for a beer and coffee.

Cheers!

Cody

Investor Exclusive
JANUARY 10TH, 2021
Q4 2020 Update

Thank you to all of you who supported us throughout this holiday season by purchasing our coffee. It was our busiest month ever and we sold ~4x what we normally do a month. It was our first holiday season so we had no idea of what to expect and we're overwhelmed by the volume of orders but we made it through. It was definitely a good problem to have.

This is long overdue but wanted to give you an update on our timeline for the brewery and taproom/cafe. We have a lease drafted and expect to sign it within the next week or two. Once that is signed, it will be full steam ahead and we will begin demo and construction of the brewing and taproom spaces shortly thereafter. We're expecting to open our doors in late Spring but are hesitant to commit to a date because we're expecting a longer than normal wait for permitting based on what we're hearing. I will keep you all updated as things develop and we get closer to opening.

We do have two collaborations scheduled for later this month with a brewery in Massachusetts. We will be setting aside some of that beer for you all so be on the lookout for an email from me when its ready and anyone who wants to can come by and try some :)

Hope everyone is staying safe and healthy.

Cheers!

Cody

Investor Exclusive
OCTOBER 30TH, 2020
Progress

I wanted to thank you all for joining me on this journey to building WeHa. We've really hit the ground running since our campaign ended a few weeks back. I will be sending out updates quarterly to all investors, but here is a quick update on what's happened in the last few weeks:

Acquired a 7 bbl brewhouse from a neighboring brewery. Expecting delivery in mid-December and hope to have it up and running shortly thereafter.

Still waiting on the final terms of our lease but hope to have something signed next week.

Coffee business has been going strong. October has had the highest monthly sales to date.

We will communicate our exact opening date once we finalize the lease and get a better sense of our timeline but at this point its looking like late Spring 2021. In the meantime, if any of you want to try samples of our beer and/or coffee, feel free to reach out to me at wehabrewingco@gmail.com or on my cell, 860-371-5096.

Cheers!

Cody

OCTOBER 7TH, 2020
FINAL DAY

With less than 12 hours left in our Mainvest campaign, I'm looking back at all the reasons for why you invested and I am overwhelmed with gratitude and beyond appreciative for your support. You have all helped us to take one more step (or shall I say leap) closer to turning our dream into a reality.

If you would still like to invest, the campaign will be be open until midnight. Thank you all again and we will continue to post on here for all of the updates related to construction, opening date, and more!

Cheers!

- Cody

OCTOBER 5TH, 2020
48 HOURS

Only 48 hours left until the end of our investment campaign. If you haven't invested yet or would like to invest more, this is your last chance before the campaign ends Wednesday night.

We can't begin to thank the almost 100 investors enough, who have helped us raise over $81,000! We are so grateful for your support and we can't wait to have you all in for a coffee and beer.

Cheers!

- Cody

OCTOBER 1ST, 2020
Minimum Target Met!

We did it!!

We hit our minimum target of $75,000 yesterday and we are hoping to make it closer to our max target in the next 6 days. Any extra cushion will help us in acquiring additional equipment (e.g., canning line, keg washer) and expedite our opening.

So to our 91 investors that have helped us to raise $78, 100 so far, thank you so much! None of this would be possible without your support.

Cheers!

- Cody

SEPTEMBER 30TH, 2020
ONE WEEK LEFT!

With one week left in our campaign, we have $3,400 left to raise until we hit our goal. It's all or nothing so we're asking for your help in getting us to our goal.

Our ask is that you share the investment opportunity with friends and family, and on your social media. Sharing is the next best thing if you aren't able to invest at this time. We will be handing out free beer and coffee to anyone who shares a link to our investment page on their social media.

We want to thank everyone who has contributed thus far. We wouldn't be able to do anyone of this without you!

Cheers!

-Cody

SEPTEMBER 22ND, 2020
Recent Press/Location Update

We wanted to share a recent article that was published on Hartford Business Journal's website about our campaign. Check out the article at the link below!

https://www.hartfordbusiness.com/article/proposed-west-hartford-brewery-cafe-on-crowdfunding-home-stretch

We will have some exciting news to share on our location(s) next week. We wanted to finalize everything before sharing all the details. We can't wait to share our vision for WeHa with all of you!

We are so grateful for our 79 investors that have helped us raise $56,400! We are itching closer to our minimum goal of $75,000. Thank you to everyone who has contributed thus far! As we make the final push to hit our goal, please consider sharing our Mainvest campaign with friends, family, or on your social media pages.

Cheers!

-Cody McCormack

SEPTEMBER 7TH, 2020
Grateful

As I sit here and read through all the reasons for why everyone has invested, I'm simply overwhelmed with gratitude and appreciation. It is so inspiring to see and we are so grateful that you have invested in us and in the West Hartford community. You're the reason we're doing this. To bring people together in a welcoming environment and spark conversation and connection over an expertly crafted beverage.

We can't begin to thank you enough for your support. Let's reach our goal together!

- Cody McCormack

AUGUST 28TH, 2020
Project Cost

Happy Friday! Thank you to everyone who has contributed thus far!

I wanted to take a second to more clearly explain the full scope of this project, since I've gotten a few questions from potential investors. Our MainVest raise, which has a target of $75,000, is just one aspect of our capital strategy. We have also secured $275,000 from other sources, which includes my partner and I's capital contribution of $100,000, other investors, and equipment financing, as we anticipate the total opening costs to be $350,000. As you can see in the Data section, our MainVest funds will specifically go towards material cost for buildout of our taproom/café, and the last of the brewing and café equipment needed.

I hope this helps clear up any hesitation around our strategy. Happy to answer any additional questions. We've made incredible headway over the past few days, so please continue to spread the word as we work towards our next milestone!

Cheers,

Cody

AUGUST 12TH, 2020
Recent Press

Thank you to we-ha.com for the feature in this week's business buzz. Check out the feature (link below) to learn more about us and our vision for WeHa.

https://we-ha.com/west-hartford-business-buzz-august-10-20.../

We have raised over $34k and are still accepting investment in the form of a revenue sharing note. Thank you to everyone who has contributed thus far! If you would like to help in a non-monetary way, please share our Mainvest campaign with friends, family, or on your social media pages. We are so grateful for your support and can't wait to have you all in for a coffee and beer!

Cheers!

- Cody McCormack

AUGUST 1ST, 2020
$25,000 in Two Weeks!

Wow, you must really like your coffee and beer! Thanks again to all of our early investors for the incredible support. Let's keep it going by continuing to spread the word, spread the love, and share the story of WeHa.

And we will do our part to provide the best coffee and beer to you all and provide a space for us all to gather together.

Cheers!

- Cody McCormack

JULY 24TH, 2020
THANK YOU

Wow, thank you everyone for a great first week! Over 10% of the way to our goal. We are so grateful for everyone who has contributed thus far, your support means the world to us. We ask that you continue to share the investment opportunity with friends and family, and on your social media. Sharing is the next best thing if you aren't able to invest at this time.

We chose MainVest because we are community first here at WeHa and this is a way for us to say thank you and have you be a part of the success of the company! Thank you again for all your support and don't forget to share share share.

Cheers!

- Cody McCormack

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Patio $14,100

Mainvest Compensation $900

Total $15,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$460,000	$552,000	$651,360	$716,496	$788,146
Cost of Goods Sold	$101,200	$121,440	$143,299	$157,628	$173,390
Gross Profit	$358,800	$430,560	$508,061	$558,868	$614,756

EXPENSES

Rent	$60,000	$61,500	$63,038	$64,613	$66,229
Equipment Lease	$8,600	$8,600	$8,600	$8,600	$8,600
Utilities	$33,600	$40,320	$47,577	$52,334	$57,567
Insurance	$12,000	$30,750	$31,518	$32,305	$33,112
Advertising	$7,000	$8,400	$9,912	$10,903	$11,993
Legal & Professional Fees	$9,000	$9,225	$9,455	$9,691	$9,933
Office & Admin	$4,800	$5,760	$6,796	$7,475	$8,222
Repairs & Maintenance	$4,000	$4,800	$5,664	$6,230	$6,853
Payroll	$144,000	$147,600	$151,290	$155,072	$158,948
Equipment Purchase	$0	$0	$0	$0	$0
Operating Profit	$75,800	$113,605	$174,211	$211,645	$253,299

This information is provided by WeHa Brewing & Roasting. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Offering Memorandum

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $15,000

Maximum Raise $45,000

Amount Invested $0

Investors 0

Investment Round Ends May 27th, 2022

Summary of Terms

Legal Business Name WeHa Brewing Company

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $5,000 invested

1.8×

Investment Multiple 1.5×

Business's Revenue Share 0.5%-1.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2029

Financial Condition

Forecasted milestones

WeHa Brewing & Roasting Company forecasts the following milestones:

Achieve $1,500,000 in revenue in first year of operations
Achieve $2,000,000 in revenue in second year of operations
Achieve $300,000 profit in third year of operations
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the WeHa Brewing & Roasting Company's fundraising. However, WeHa Brewing & Roasting Company may require additional funds from alternate sources at a later date.

Financial liquidity

WeHa Brewing & Roasting Company has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. WeHa Brewing & Roasting Company expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No operating history

WeHa Brewing & Roasting Company was established in May 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of WeHa Brewing & Roasting Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. WeHa Brewing & Roasting Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from WeHa Brewing & Roasting Company's core business or the inability to compete successfully against the with other competitors could negatively affect WeHa Brewing & Roasting Company's financial performance. WeHa plans to mitigate this risk by offering a unique and differentiated offering of being a craft brewery and coffee roaster. WeHa also has dedicated owners who both have extensive experience in the industry.

Future Investors Might Have Superior Rights

If WeHa Brewing & Roasting Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which WeHa Brewing & Roasting Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, WeHa Brewing & Roasting Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

WeHa Brewing & Roasting Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If WeHa Brewing & Roasting Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Subordination

The Notes shall be subordinated to all indebtedness of WeHa Brewing & Roasting Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of WeHa Brewing & Roasting Company, and the revenue of WeHa Brewing & Roasting Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

You Do Have a Downside

Conversely, if WeHa Brewing & Roasting Company fails to generate enough revenue, you could lose some or all of your money.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if WeHa Brewing & Roasting Company is significantly more successful than your initial expectations.

Changes in Economic Conditions Could Hurt WeHa Brewing & Roasting Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect WeHa Brewing & Roasting Company's financial performance or ability to continue to operate. In the event WeHa Brewing & Roasting Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Limited Services

WeHa Brewing & Roasting Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

WeHa Brewing & Roasting Company is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

WeHa Brewing & Roasting Company is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent WeHa Brewing & Roasting Company is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Reliance on Management

As a securities holder, you will not be able to participate in WeHa Brewing & Roasting Company's management or vote on and/or influence any managerial decisions regarding WeHa Brewing & Roasting Company. Furthermore, if the founders or other key personnel of WeHa Brewing & Roasting Company were to leave WeHa Brewing & Roasting Company or become unable to work, WeHa Brewing & Roasting Company (and your investment) could suffer substantially.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by WeHa Brewing & Roasting. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Michael H. Somerville, MA 4 days ago

Any updates?

Reply
Odalys B. Avon, CT 10 months ago

Exiting to see the progress of your location progressing. Gonna a huge magnet in the neighborhood. Great traffic flow. Please adjust your coming soon sign to capture attention. Much luck. See you in august.

Reply
Odalys B. Avon, CT 10 months ago

Exciting. !!!

Reply
Thomas R. New Britain, CT 10 months ago

Good luck. Looking forward to your location. Just one thought for you. Some of your promotional info has Café in it and some not including your main logo. I might suggest having Café on all materials perhaps under West Hartford, CT on the logo. From looking from the outside in it seems Café conjures up the vibe your creating and important for people to see.

Reply
Mark S. 10 months ago

Who wouldn't want to invest in great coffee and beer! If you make an investment in the higher category do you get the cool benefits of the lower categories or would you have to make in investment in each category?

Cody M. West Hartford, CT 10 months ago WeHa Brewing & Roasting Entrepreneur

Hi Mark, you would only get the highest category. It wouldn't be a catch all but if you just wanted to do one investment say it was $1,300 you would get both the mug/coffee club and free coffee for a year. I'll be emailing everyone after the campaign ends to get their choices. Cheers! ign closes to get their choices.

Reply
Mark S. 10 months ago

Who wouldn't wanna support a local cafe/Brewery?? If you invest say 3k do you get all the benefits from $100 to 3k?

Mark S. 10 months ago

Who wouldn't wanna support a local cafe/Brewery?? If you invest say 3k do you get all the benefits from $100 to 3k?

Odalys B. Avon, CT 11 months ago

Thanks for the update and pictures. Much appreciated. 👀 🛠 ☕ 🍺

Odalys B. Avon, CT 11 months ago

Hola may the "communal force" be with you. Best of luck. Great location. I envision another location later down the road. Cheers.

Cody M. West Hartford, CT 11 months ago WeHa Brewing & Roasting Entrepreneur

Thank you Odalys! We appreciate the support!!

Michael E. Naugatuck, CT 11 months ago

Returning investor from the first round - excited to get in on the second round as well! Can't wait to stop by!

Cody M. West Hartford, CT 11 months ago WeHa Brewing & Roasting Entrepreneur

Thanks for the support Mike! Can't wait to have you stop in!

Chris M. Berlin, CT 11 months ago

Can't wait to be at weha brewing for good laughs!

Cody M. West Hartford, CT 11 months ago WeHa Brewing & Roasting Entrepreneur

Thanks Chris! Can't wait to have you in for a beer & coffee!

Christene T. Murphy, NC 12 months ago

I invested in WeHa as I want to support businesses in my home state of CT! Good luck!

Will G. 12 months ago

Thanks so much for the Love!

Christene T. Murphy, NC 12 months ago

I'm considering investing and supporting WeHa. I live in Chattanooga TN. My brother lives in Hartford. Would I be able to gift him the perk I earn based on my investment? Thank you. Christene

Cody M. West Hartford, CT 12 months ago WeHa Brewing & Roasting Entrepreneur

Hi Christene, yes you can gift the perk! Just send us an email with your brother's contact information so we can get the perk to him. Our email is wehabrewingco@gmail.com. Thanks for your support!

Jani D. West Hartford, CT 12 months ago

I invested because it's supporting a local WeHa business in my town. And I like coffee. :-)

Will G. 12 months ago

Jani! Will here! Thanks so much for the support! can't wait for you to be able to enjoy a Cuppa with us!

Michael H. Somerville, MA over 1 year ago

Any updates on what's going on? Is the brewery ready? Will we see the coffee sales in the revenue reports? Thanks!

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Hi Michael...We plan on doing quarterly updates to align with the revenue reports but happy to give you a quick update. We have committed to a space in West Hartford and are going through the zoning approval process right now. We anticipate opening late spring 2021. We're currently generating revenue from the coffee so you will see that in the Q4 2020 report.

John D. KS over 1 year ago

I love beer and coffee! Can't miss out on an opportunity to invest in it!

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you John!

Peter Y. Manchester, CT over 1 year ago

Wepa!

William M. Portland, CT over 1 year ago

I supported this to help local small business thrive

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you for your support William!

Melissa B. Springfield, MA over 1 year ago

I invested because I like to support locally owned businesses.

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thanks Melissa! We appreciate your support!

MICHAEL S. Newington, CT over 1 year ago

#nice

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thanks Michael!!

Jani D. West Hartford, CT over 1 year ago

I like investing in my own community. I look forward to visiting this new business!

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you Jani! Can't wait to have you in for a coffee and/or beer!

Jeff D. Windsor, CT over 1 year ago

Local business!

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thanks for your support Jeff!

John V. over 1 year ago

I think the concept will be well received in W. Hartford and has me interested. What size brewhouse is planned for the space? Also, how many barrels do you think you will produce in the first year?

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Hi John - We will have a 10 bbl brewhouse and expect to produce ~1,100 bbls in the first year.

Ian S. Boston, MA over 1 year ago

I invested because Weha needs a brewery!

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you Ian!

Joseph F. West Hartford, CT over 1 year ago

I invested in Cody and Robbie because of the following reasons: Their personal monetary and work investment. Their promptness on answering questions. Their sound business proposal. Their passion in their respective crafts. Their commitment to giving back to the community. I can't wait to visit after y'all open!

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you for the kind words and support Joe! We can't wait to have you in for a coffee and/or beer!

Michael E. Naugatuck, CT over 1 year ago

I invested as I believe this concept will thrive in WeHa. Also, as I was born and raised in CT, I'm excited to invest locally. Crush it! :)

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you Michael! We couldn't do any of this without the support of our community!

Patrick G. Windsor, CT over 1 year ago

I invested because I love coffee and beer and think WeHa is a great investment opportunity!

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you for the support! We can't wait to have you in for a coffee and beer!

Clive D. CT over 1 year ago

Good day, Can you please provide information on your target market? How do you plan to sustain brand loyalty amongst the market of your choosing?

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Hi Clive! Can you email us at wehabrewingco@gmail.com? We can send you our business plan, which provides an in-depth view of our marketing strategy.

Amir M. Berlin, CT over 1 year ago

How are you going to prevent a loss of revenue due to the Coronavirus Pandemic? Is there a possibility you can get paid back before 2027?

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

We anticipate that restrictions will be lifted when we open for business in spring 2021 but we have back up plans in place in the case there is still restrictions including increasing distribution and home delivery of beer and coffee. Yes you can get paid back sooner, the more revenue we generate each quarter the faster you will be paid back!

Brendan M. Ellington, CT over 1 year ago

I invested because this needs to exist!

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you for your support Brendan! Can't wait to have you in for a coffee and beer!

Ian F. West Hartford, CT over 1 year ago

I invested because we partner as roaster and importer

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you Ian! Excited about our future partnership!

Eric B. West Hartford, CT over 1 year ago

So excited to participate in this!

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you Eric! We couldn't have done this without you!

Todd R. Bloomfield, CT over 1 year ago

Good luck!

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thanks for the support Todd!

Mike F. over 1 year ago

I'm interested in investing, but would like a couple of questions answered. Do you have a location secured? What is the parking capacity or anticipated parking capacity, including any on-street parking? World I be eligible for the Perks Program?

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Hi Mike, thank you for your interest! We do have a location on Shield Street in West Hartford we are finalizing a lease on. The parking capacity is about 18 spaces on-site and then additionally we have secured parking spaces in the plaza next door for any overflow. Unfortunately, we already reached our limit of the first 10 investors to commit $1k. Feel free to email us at wehabrewingco@gmail.com if you have any other questions.

Mike F. over 1 year ago

So the Perks Program and the Early Investment Program are one in the same?

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

They are different actually. There was one perk to make your own beer with us for the first 10 investors who contributed $1k. The early investor was a higher multiple for the first $25k in investment. We have reached the limit on both of those and they're no longer available but you still have the chance to invest until the end of our campaign. Thank you again for your interest!

Stephen S. West Hartford, CT over 1 year ago

Excited about this opportunity & looking forward to welcoming them to WEHA!!!

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you Stephen! Look forward to having you in a for a coffee & beer!

Ambrose P. Corpus Christi, TX over 1 year ago

excellent!

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

THANK YOU for your support!

Lawrence B. over 1 year ago

Hello, best of luck with your venture. Can you provide some color on your year 1 gross sales estimates? What % from coffee, what % from alcohol? What are your top 3-5 products and what are the sales goals for each? Per unit margins? Do you have any idea of takeout vs dine in sales %s? Thanks for the additional information

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Hi Lawrence! Can you email us at wehabrewingco@gmail.com with your contact information? I can send over the detailed projections by product, margin calculations, and split between distribution and in-house sales.

Christopher N. Bristol, CT over 1 year ago

Happy to be a part of this and I hope you are able to find success, especially in these uncertain times. I've combed through all the documents, and the only questions I have are; 1) In REAL ESTATE RISK, is states that, "To the extent WeHa Brewing & Roasting Company is unable to find and secure a location that is adequate, investors may lose some or all of their investment." I assume this is legal boilerplate, but can you confirm under what Real Estate scenarios, investors would lose their investment? 2) For the Make Your Own Beer perk, are these small batch brews, just for investors, or are you planning to put them on tap for the public? Also, you state that investors get to, "drink as much of it as you want". That sounds absolutely wonderful, but any additional clarity on that would be appreciated. :)

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Hi Chris - This is if for some reason our location fell through after committing the funds and starting buildout and buying equipment. For the Make Your Own Beer Perk, it'll will be a 1 bbl batch but you can do with it as you please. If you want to take it all home, put a keg on tap for the public, or send it your favorite bar/restaurant, it's up to you and can pick and choose how its consumed :) Let me know if you have any other questions. Cheers!

Todd T. West Hartford, CT over 1 year ago

Hi Cody - Is this investor perk still available? This sounded fun/interesting but could not tell if the first 10 $1000+ investments had occured or not.

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Hi Todd - Thank you for your interest! I just sent you an email back regarding the availability of the investor perk.

Vernon W. Cambridge, MA over 1 year ago

I invested because I like this business and their service, I also understand the long term goals they're trying to achieve.

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you for your support Vernon!

michelle c. West Hartford, CT over 1 year ago

I think this is a great idea.

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you Michelle! Your support means so much to us!

Lisa K. Washingtonville, NY over 1 year ago

We're so Incredibly happy to be part of this investment opportunity and supporting this small business venture. We're so proud of you Cody.

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Thank you so much for the support! Glad you can be a part of this opportunity!

Cody F. over 1 year ago

There are a lot of outstanding breweries in West Hartford and the surrounding towns, including but not limited to New Park, Alvarium, Five Churches and Back East. What will separate WeHa Brewing and Roasting? Are the stouts going to be the staple?

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Hi Cody! We definitely will have a series of coffee stouts using different single origin beans. We don't plan on focusing on one or two styles but will have a well rounded menu where anyone can find a style they like. Our vision is to create a communal gathering place and we want to have an approachable beer menu to reflect that. It's about the experience for us as well. If you have the time I would recommend listening to the interview I did to gain more insight into our vision and what really separates us from being just another brewery, the audio clip is on our Mainvest page. Cheers! Cody

Kyle M. over 1 year ago

I'd like to reach the co-founders by phone before I invest.

Cody M. West Hartford, CT over 1 year ago WeHa Brewing & Roasting Entrepreneur

Hi Kyle! This is Cody, one of the co-founders, you can call me directly at 860-371-5096.

WeHa Brewing & Roasting isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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